Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in thousands)
(Loss) Income before provision for income taxes	$(135,867)	$(122,861)	$(163,676)	$(305,624)	$123,709
Interest incurred	62,790	48,782	66,748	76,497	80,173
Less interest capitalized	(39,137)	(12,880)	(42,308)	(76,497)	(80,173)
Amortization of capitalized interest included in cost of sales	16,762	17,978	37,907	57,241	54,356
Non-cash impairment charge	111,860	45,269	141,207	231,120	39,895
Gain on retirement of debt	(5,572)	(78,144)	(54,044)	—	—
Cash distributions of income from unconsolidated joint ventures	—	—	816	—	2,599
Less equity in (income) loss of unconsolidated joint ventures	(916)	420	3,877	(304)	(3,242)

Earnings (Loss)	$9,920	$(101,436)	$(9,473)	$(17,567)	$217,317

Interest incurred
Interest incurred	$62,790	$48,782	$66,748	$76,497	$80,173

Fixed Charges	$62,790	$48,782	$66,748	$76,497	$80,173

Ratio of Earnings (Loss) to Fixed Charges	0.16x	(2.08x )	(0.14x )	(0.23x )	2.71x